China Bottles Inc.
Huang Luahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

October 13, 2008

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
China Bottles Inc. (f/k/a Hutton Holdings Corporation) (the “Company”)
Form 10-KSB for Fiscal Year Ended June 30, 2007
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2008
Form 8-K/A filed on August 21, 2008
File No. 0-51724

Dear Mr. Decker:

In response to your letter dated September 25, 2008, we have amended in the draft of our Annual Report on Form 10-KSB (the “Annual Report”) provided to you on October 8, 2008 (the “10KSB/A”) to include management’s assessment of the effectiveness of our internal control over financial reporting, as required by Exchange Act Rules and provided an assessment and a conclusion as to the effectiveness of our internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Management performed its assessment and completed its evaluation of internal control over financial reporting as of December 31, 2007, however, the Company failed to include it in its original filing of the Annual Report on April 14, 2008. The 10KSB/A reflects that an assessment was performed and an evaluation of internal control over financial reporting as of December 31, 2007 was completed. Specifically, we have included the following statements, as noted in the Staff’s letter dated September 25, 2008:

•	A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;

•	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting;

•	A statement of management’s assessment of internal controls over financial reporting for the fiscal year ended December 31, 2007 effectiveness; and

Mr. Rufus Decker
October 13, 2008

•
A statement in substantially the following form: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Because management concluded that its internal control over financial reporting was ineffective as of December 31, 2007, the draft Form 10-Qs for the periods ended March 31, 2008 and June 30, 2008 provided to you on October 8, 2008 have been amended to reflect the revised conclusion.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any. action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA BOTTLES INC.

By:	/s/ Chong Hui Zhao
Chong Hui Zhao Chief Executive Officer

cc:	Ernest Greene